EXHIBIT 12.1
Federal Home Loan Bank of San Francisco
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

(Dollars in millions)	2013	2012	2011	2010	2009
Earnings:
Income before assessments	$360	$551	$258	$545	$701
Fixed charges	605	647	754	1,053	2,680
Total earnings	$965	$1,198	$1,012	$1,598	$3,381
Fixed charges:
Interest expense	$604	$646	$753	$1,052	$2,679
Estimated rental expense based on an interest factor	1	1	1	1	1
Total fixed charges	$605	$647	$754	$1,053	$2,680
Ratio of earnings to fixed charges	1.59	1.85	1.34	1.52	1.26